Mail Stop 3561

January 12, 2007

David B. Parker
President
DesignerSportsApparel, Inc.
207 N. Center Street, Unit A
Arlington, Texas 76011

>   **Re: DesignerSportsApparel, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed December 14, 2006**
>   **File No. 333-139343**

Dear Mr. Parker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note you are registering 3,257,000 shares of common stock, which represents 56% of your common stock outstanding. Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2. References in your filing to "our board of directors" or "our management" should be clarified to indicate each consists of one individual, David B. Parker.

Summary, page 5

3. Please insert a new third paragraph which indicates, as stated in the notes to your financial statements, that you have limited working capital, received limited revenue from sales of products or services and have incurred significant costs since inception. Indicate that there is substantial doubt about your ability to continue as a going concern beyond August 31, 2007 without the infusion of additional capital.

4. Please indicate that the shares being offered include all outstanding shares with the exception of those held by your President. In this regard, also state that the President owns sufficient shares to substantially control operations of the company.

5. Please state prominently the fact that your auditors have issued a going concern opinion.

6. We note that you intend to file for quotation of your common stock on the Over-The- Counter Bulletin Board. Please clarify that, to be quoted on the OTCBB, a market maker must file an application on your behalf in order to make a market for your common stock.

The Offering, page 5

7. Please revise the caption "Offering Price and Alternative Plan of Distribution" to eliminate the reference to an "Alternative Plan of Distribution." Include instead a caption that indicates there is no public market for your common stock. State that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed. Explain how the absence of a public market for the common shares impacts share liquidity. This caption should precede the second paragraph where you discuss your intent to apply to the NASD for trading on the OTCBB.

8. After "Securities Issued and to be Issued," please add a separate paragraph that discloses that your sole executive officer/director holds 43.4% of your shares, and as a result will exercise substantial control over your direction. Also indicate that he is your only employee.

9. Please add a separate paragraph that indicates the offering will expire June 30, 2007 unless extended by Mr. Parker. Please also revise to briefly explain under what circumstances you would consider extending the offer.

Risk Factors, page 7

10. Please generally review your risk factor captions to ensure they do not merely state facts, but clearly describe the discrete material risks to you or your investors.

11. Please eliminate language from your risk factors that mitigates the risk See, for example, the third sentence in the risk factor captioned "If we are unable to gauge fashion trends…" on page 8. See also the first clause in the first sentence of the risk factor captioned "If any of our designs infringe on the intellectual property rights of others…" on page 9.

12. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

- If we are unable to gauge fashion trends and react to changing consumer preferences in a timely manner…, page 8;
- In the event that we are unable to successfully compete within the retail apparel business, we may not be able to achieve profitable operations…, page 8; and
- If our common stock is quoted on the over-the-counter bulletin board or traded and a public market for our common stock develops, short selling could increase the volatility of our stock price… page 11.

Please note these are examples only. Please review your entire risk factor section and revise as necessary.

"Because our auditor has issued a going concern opinion regarding our company…"

13. Please revise this caption to describe the risk in concrete terms, namely that the investor could lose the entire amount of his or her investment in your company because there is substantial doubt you will be able to continue as a going concern.

"If we are not granted trademark and copyright protection for our designs

14. This risk does not clearly state whether or not you intend to seek copyright or trademark protection for your designs. As a result, it is unclear whether this risk should really address the fact that you do not intend to have the protections associated with trademarks and copyrights or if when you apply for such protections, you may not be granted them. Please revise to clarify.

Plan of Distribution, page 17

15. Please refer to the second sentence in the second paragraph. It is unclear whether currently, you or anyone acting on your behalf have or have not requested any broker-dealer to act as a market-maker for your securities. Please elaborate.

16. You state in the last paragraph of this section that during such times as the selling shareholders "may be deemed to be engaged in a distribution" of the common stock, and therefore be "considered to be an underwriter," they must comply with applicable law, etc. Please revise to state that during such times as the selling shareholders are engaged in a distribution of the common stock, and therefore are underwriters, they must comply with applicable law, etc.

Directors, Executive Officers, Promoters and Control Persons, page 19

17. Briefly describe the businesses of Assured Pharmacy, Inc. and RxSystems, Inc. Also briefly explain why RxSystems was dissolved.

18. Please eliminate the statement that "Mr. Parker has more than 20 years of experience in the financial, merchant banking, and financial public relations industries" as it is self-promoting in nature and his experience is otherwise disclosed.

19. Please describe Mr. Parker's other business activities at the present time, if any. You indicate he devotes only 10 to 15 hours per week to your business affairs.

Significant Employees, page 19

20. Please indicate that your verbal agreements are unenforceable. Indicate whether you plan to enter into written agreements regarding these important arrangements, and if not, why not.

Description of Business, page 25

21. Please further discuss the types of national organizations you plan to target. For example, must they be affiliated with a university? Will they also include sororities, organizations with a political agenda, etc.? We note your discussion under Business Strategy.

22. Please specifically describe your current activities. You indicate David Parker devotes only 10 to 15 hours per week to your business affairs. Does he have direct contact with fraternity chapter presidents and other officers at campuses across the country? Does he send new product samples to the Sigma Alpha Epsilon Fraternity or other national organizations? Is he speaking to outside T-

       shirt vendors, graphic artists, etc.?

23. Explain where the printed T-shirts are stored and how they are delivered to customers. State your turnaround time from order to delivery. Are your products delivered to you for delivery to your customers? Your risk factor disclosure on page 8 is unclear in this regard

Licensing Agreement, page 25

24. Expand upon your discussion here to explain what you mean when you refer to your "limited right" to utilize the Greek letters. Also, disclose that your license is non-exclusive, if true, and that you compete against other companies that provide similar merchandise to the Sigma Alpha Epsilon Fraternity. In doing so, please explain how you plan to differentiate your products from those of your competitors.

Business Strategy, page 26

25. You indicate you initially sold your products below cost and at a loss. Describe your plans regarding price increases.

26. Specifically describe your efforts to further expand your product line to provide a broader range of merchandise baseball caps and other items of apparel. Have you negotiated any agreements with outside vendors? We note that you are planning to enter into licensing agreements with additional National Fraternities.

27. In the penultimate paragraph you refer to achieving higher profit margins. Under Marketing Strategy you discuss your full service e-Commerce site and operations in a manner that does not clearly distinguish the scope of your present business from the business you hope to obtain in the future. Please revise these sections to clarify your present status and the extent or magnitude of your operations.

28. You indicate in the last paragraph you will need $50,000 for a screen printing machine. Also indicate how much you will need to hire a screen press operator, rent a warehouse and achieve your other business objectives in the near future. Provide a specific timeline of your goals, including those described under Marketing Strategy, and explain how you will achieve them financially.

Management's Discussion and Analysis, page 29

29. Please revise to provide the disclosure required by Item 303(a) of Regulation S-B regarding the company's plan of operations for the next twelve months. Specifically address how long the company can satisfy its cash requirements and

whether it will have to raise additional funds in the next twelve months. Add a milestones section to discuss in detail the steps needed to attain your goals in your plan of operations for the next 12 months. Include a discussion of the milestones you need to achieve and the specific steps needed to accomplish each milestone. Also provide a timeline for reaching each milestone in weeks or months. In your discussion, provide a detailed analysis of the costs of each step and how you intend to finance the milestones. Address the status of your efforts to accomplish these milestones. In doing so, please address the seasonal aspect of your sales and, if your sales have historically been greater during any part of the school year, explain how this fits into your steps to attain your goals in your plan of operations.

Executive Compensation, page 34

30. Indicate whether you have plans to compensate your executive officer.

31. We note that you have not provided your executive officer with any compensation, however, please be advised that we expect you to update the disclosure that appears here and elsewhere to reflect the implementation of the new disclosure requirements relating to executive compensation and related person disclosure. Refer to Securities Act Releases 8732A and 8765 and Question 7 of the "Executive Compensation and Related Person Disclosure Transition Questions and Answers" located at our web-site at www.sec.gov. We may have further comment upon reviewing your revised disclosure.

Financial Statements

General

32. Please update your financial statements in accordance with item 310(g) of Regulation S-B.

33. Please include a discussion on the potential impact of any new accounting standards that the company has not yet adopted. See Staff Accounting Bulletin 74.

Statement of Stockholders' Deficit, page F-4

34. The above statement should also include amounts and activity related to additional paid-in-capital for each issuance of shares presented.

35. Please remove the number 6666 under the Shares column or clarify its inclusion in the financial statement.

Note F. Related Party Transaction, page F-8

36. Please disclose the amount of rent expense for each year presented. Refer to paragraph 16.c. of SFAS 13.

37. Please revise to disclose the details required by paragraph 2 of SFAS no. 57 related to the Due from Related Party line item on the balance sheet.

Available Information, page 36

38. Please revise to show our address as 100 F Street, N.E. Washington, D.C. 20549.

Recent Sales of Unregistered Securities, page 39

39. The price per share and total proceeds of $0.01 and $31,050, respectively, do not agree with the amounts disclosed on the Statement of Stockholders' Equity for the December 16, 2005 issuance of shares. Please revise your filing to be consistent or explain to us the reason for the discrepancy.

Undertakings, page 40

40. Please include the undertaking described in Item 512(g) of Regulation S-B. See SEC Release 33-8591 (July 19, 2005) and Securities Offering Reform Transition Questions and Answers located on our website at www.sec.gov.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or James Allegretto, Senior Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Ronald Serota, Esq.
        Fax: (702) 446-6071